SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                     ---------------------------------

                             SCHEDULE 14D-1/A
        	    (Amendment No. 1 (Final Amendment))
	Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934


                          ----------------------

                             Schedule 13D/A
                    (Amendment No. 12 (Final Amendment))
                 Under the Securities Exchange Act of 1934


                          ----------------------
                            REN Corporation-USA
                         (Name of Subject Company)

                           REN Acquisition Corp.
                                  (Bidder)
                          COBE Laboratories, Inc.
                                 Gambro AB
                                 Incentive AB

                         Common Stock, no par value
                       (Title of Class of Securities)
                                 7596561010
                   (CUSIP Number of Class of Securities)

                       ------------------------------
                               Mats Wahlstrom
                           REN Acquisition Corp.
                              1185 Oak Street
                         Lakewood, Colorado  80215
                         Telephone: (303) 232-6800
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                     ---------------------------------
                                  Copy to:
                            Peter D. Lyons, Esq.
                            Shearman & Sterling
                            599 Lexington Avenue
                         New York, New York  10022
                         Telephone:  (212) 848-4000


                             October 18, 1995


                          Page 1 of 14 Pages
                   An Exhibit Index Appears on Page 13

           Cusip No. 7596561010
--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person

                 REN Acquisition Corp.



--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /
                                                                  (b)  / /



--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Tennessee

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO


                                   Page 2 of 14 Pages

           Cusip No. 7596561010

--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person

                 COBE Laboratories, Inc.



--------------------------------------------------------------------------------

             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /

                                                                  (b)  / /


--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Colorado

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO
--------------------------------------------------------------------------------






                                   Page 3 of 14 Pages

           Cusip No. 7596561010


--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person


                 Gambro AB

--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /

                                                                  (b)  / /


--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Sweden

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO
--------------------------------------------------------------------------------







                                   Page 4 of 14 Pages

           Cusip No. 7596561010


--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person


                 Incentive AB

--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /

                                                                  (b)  / /


--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Sweden

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO
--------------------------------------------------------------------------------







                                   Page 5 of 14 Pages

     This Amendment No. 1 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") and Amendment No. 12 (Final Amendment) to
Schedule 13D relates to the offer by REN Acquisition Corp., a Tennessee corporation ("Purchaser") and a wholly owned subsidiary of COBE Laboratories, Inc., a Colorado corporation ("Cobe") and an indirect wholly owned subsidiary of Gambro AB, a Swedish corporation ("Gambro") and an indirect subsidiary of Incentive AB, a Swedish corporation ("Incentive"), to purchase all outstanding shares of Common Stock, no par value, not currently owned by Gambro or any of its affiliates (the "Shares"), of REN Corporation-USA, a Tennessee corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated September 19, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 19, 1995.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.





                                   Page 6 of 14 Pages

Item 6.  Interest in Securities of the Subject Company


     Item 6 is hereby amended and supplemented by adding to the end thereof the following:


     At 12:00 midnight, New York City time, on Tuesday, October 17, 1995, the Offer expired. Based on a preliminary count, approximately 8,355,796 Shares were tendered pursuant to the Offer, of which 212,229 were tendered pursuant to notices of guaranteed delivery. Such Shares (including Shares delivered pursuant to notices of guaranteed delivery) constituted approximately 88% of the outstanding Shares not already owned by Gambro or any of its affiliates. On October 18, 1995, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Gambro and its affiliates owning approximately 94% of the Shares. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference in its entirety.




                                   Page 7 of 14 Pages

Item 11.  Material to Be Filed as Exhibits


(a)(9) Press Release issued by Gambro on October 18, 1995 relating to the expiration of the Offer.





                                   Page 8 of 14 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 1995


                              REN ACQUISITION CORP.



                              By:       /s/  Ralph Z. Levy, Jr.
                                 ------------------------------
                              Name: Ralph Z. Levy, Jr.
                              Title: Vice President




                                   Page 9 of 14 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 1995


                              COBE LABORATORIES, INC.



                              By:       /s/  Herbert S. Lawson
                                 ------------------------------
                              Name: Herbert S. Lawson
                              Title: Chief Financial Officer




                                   Page 10 of 14 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 1995


                              GAMBRO AB



                              By:       /s/   Berthold Lindqvist
                                 -------------------------------
                              Name: Berthold Lindqvist
                              Title: President




                                   Page 11 of 14 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 1995


                              INCENTIVE AB



                              By:       /s/  Mikael Lilius
                                 --------------------------
                              Name: Mikael Lilius
                              Title: President




                                   Page 12 of 14 Pages

                               EXHIBIT INDEX

                                                                          Sequentially
Exhibit                                                                      Numbered
   No.                          Description                                    Page
---------                       -----------                               -------------
(a)(1)    Form of Offer to Purchase dated September 19, 1995  . . . . . . .      *

(a)(2)    Form of Letter of Transmittal . . . . . . . . . . . . . . . . . .      *

(a)(3)    Form of Notice of Guaranteed Delivery . . . . . . . . . . . . . .      *

(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees  . . . . . . . . . . . . . . . . . . . . .      *

(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients . . . . . . . . . . . . . . . .      *

(a)(6)    Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9 . . . . . . . . . . . . . . . . . .      *

(a)(7)    Summary Advertisement as published in The Wall Street Journal on
          September 19, 1995  . . . . . . . . . . . . . . . . . . . . . . .      *

(a)(8)    Text of Press Release issued by COBE on September 13, 1995  . . .      *

(a)(9)    Text of Press Release issued by Gambro on October 18, 1995
          relating to the Offer. . . . . . . . . . . . . . . . . . .  . . .      14

(b)(1)    Revolving Credit Facility, dated as of May 11, 1993, among
          Gambro, BNP Capital Markets Limited (as Arranger), certain banks
          named therein and Banque Nationale de Paris (as Agent)  . . . . .      *

(b)(2)    Revolving Credit and Term Loan Facility, dated as of November 30,
          1994, among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as
          Agent)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      *

(b)(3)    Uncommitted Line of Credit Agreement, dated as of January 14,
          1991, as amended through September 25, 1992, between COBE and
          Union Bank of Switzerland, New York Branch  . . . . . . . . . . .      *

(b)(4)    Revolving Credit Facility, dated as of April 28, 1995, between
          COBE and Commerzbank, Los Angeles Branch  . . . . . . . . . . . .      *

(b)(5)    Line of Credit Facility, dated as of April 28, 1995, between COBE
          and Commerzbank, Los Angeles Branch . . . . . . . . . . . . . . .      *

(b)(6)    Uncommitted Revolving Credit Facility, dated as of January 7,
          1991, as amended through March 29, 1994, between COBE and Societe
          Generale, New York Branch.  . . . . . . . . . . . . . . . . . . .      *

(b)(7)    Committed Revolving Credit Facility, dated as of July 29, 1995,
          between COBE and The First National Bank of Boston. . . . . . . .      *

(b)(8)    Discretionary Line of Credit, dated as of July 29, 1995, between
          COBE and The First National Bank of Boston. . . . . . . . . . . .      *

(c)(1)    Agreement and Plan of Merger, dated as of September 12, 1995,
          among Gambro, COBE, Purchaser and the Company . . . . . . . . . .      *

(c)(2)    The Stock Purchase Agreement, dated as of May 11, 1991 as amended
          through April 26, 1994, between COBE and the Company  . . . . . .      *

(c)(3)    The Stock Purchase Agreement, dated as of February 9, 1992 as
          amended through March 17, 1992, between COBE and the Company  . .      *

(c)(4)    The Stock Purchase Agreement, dated as of July 2, 1992 as amended
          through September 15, 1992, between COBE and the Company  . . . .      *

(c)(5)    Employment Agreement, dated as of July 14, 1993, between Lawrence
          J. Centella and the Company . . . . . . . . . . . . . . . . . . .      *

(c)(6)    Letter, dated September 14, 1992, between Juha P. Kokko, M.D., and
          the Company . . . . . . . . . . . . . . . . . . . . . . . . . . .      *

-------------------
* Previously Filed




                                   Page 13 of 14 Pages

